Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated June 1, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared on The New York Times on May 22, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Investors Turning to Peer-To-Peer Lending

By THE ASSOCIATED PRESS

Published: May 22, 2009

DES MOINES, Iowa (AP) -- Consider the throngs of angry credit card holders getting notices of higher interest rates or lower credit lines. They're mad and want some place to turn to that's not a bank.

Also consider many investors who have taken money out of the stock market and stuck it in a CD earning 2 or 3 percent interest, wishing they could find an investment offering better returns.

A new industry has sprung up in the past few years to serve both of those disgruntled groups and it's coming into the spotlight during the perfect storm of tightening credit and low investment returns.

Enter peer-to-peer lending, which allows consumers to participate as either a borrower or a lender.

It's a $130 million industry that some analysts say could triple or quadruple in size in the next year.

The growth may be driven by angry consumers fleeing banks and credit card companies, which are expected to continue to tighten credit and further increase interest rates. The reform bill signed by President Obama on Friday, will restrict when and how credit card companies can raise an individual's interest rate, who can receive a card and how much time people are given to pay their bill.

The new law goes into effect in nine months, in the interim, banks that fought the bill's passage, are expected to impose new annual fees and clamp down further on credit.

''It's going to be the wild West out there for the next nine months until this bill goes into effect,'' said Curtis Arnold, who has analyzed the credit card industry for a decade and is coauthor of ''The Complete Idiot's Guide to Person-to-Person Lending.''

He said people with credit card balances may find themselves seeking alternatives like peer-to-peer sites.

A few major peer-to-peer players include Lendingclub.com, Prosper.com, Virginmoney.com and Pertuitydirect.com

HOW IT WORKS FOR BORROWERS

To use the services, borrowers typically sign up to the Web site and provide a credit history on which their interest rate is based. They also allow the service to link to a bank account from which the payments are drawn.

Borrowers must have an established credit record and must meet the sites' minimum credit score and debt-to-income ratio thresholds.

Still, borrowers are not the only consumers flocking to the sites.

Investors who have pulled money from stocks and earning minimal interest are finding peer-to-peer sites attractive options to earn a decent return on the money.

Take Leonard Sklar, 75, of Redwood City, Calif., who started by investing $5,000 in March 2008 after reading about the Lending Club in The Wall Street Journal.

After six months he added another $5,000 and plans on ramping up even more. He likes the 12.5 percent average return he's been getting.

Sklar, who is retired from conducting business seminars and writing business books, said he would recommend it to anyone who wants to diversify.

''I wouldn't say bet the farm and put all your assets into it, but I would definitely have that as a part of the portfolio,'' he said. ''It does provide income.''

HOW IT WORKS FOR LENDERS

Lenders sign up and deposit money into their club account. Depending on the site, they chose to either hand-select borrowers to loan to or let the club pick borrowers based on criteria the lender sets up. Lenders are paid monthly into their account -- the principal and the agreed upon interest. Rates on Lending Club, for example range from 7.3 percent for the best credit ratings to 20 percent for the highest risk.

If you're considering becoming a lender, keep in mind it's a new industry and there are risks inherent with loaning money to others. Primarily, they may not pay you back.

A FEW TIPS IF YOU'RE INTRIGUED

Here are a few tips people who've already taken the plunge and advisers offer:

--Choose one of the major players and stick with those who have been in business for awhile. Some sites have come and gone in a short time in the rapidly changing industry, so it's important to work with one that has been around for a few years like Lending Club or Prosper.

--Start slow with a few hundred dollars and see if this investment fits you. Lending Club will let you loan as little as $25. Once you become familiar with the process you can decide if your level of risk is a good fit.

--If the site allows, spread your money out among many borrowers to diversify risk.

--Keep in mind it's just another investment. You might be drawn to the concept of helping others and there's nothing wrong with being sympathetic, but emotion shouldn't guide your lending decisions.

--Realize with any loan arrangement borrowers can default or fall behind on payments and you could lose your money.

Lending Club says about 2.8 percent of its borrowers default on loans. Prosper says its default rate is more like 20 percent.

WHO NEEDS PEER-TO-PEER LENDING

Renaud Laplanche, who started Lending Club in 2007, said the business model has proven successful with his lenders seeing an average return of just above 9 percent.

He sees peer-to-peer lending as a way to shorten the path between people with money and those who need to borrow by bypassing traditional financial institutions.

''Now, a lot of people are shying away from large institutions and want to go back to the basics of people lending money to people,'' he said.

The business has seen 30 to 40 percent growth a month in the past six months. The company says it has brokered more than $35 million in loans from investors to borrowers. About 150,000 members have joined, with two-thirds being lenders and one-third borrowers.

Last year, the Securities and Exchange Commission began looking closely at some of the practices of peer-to-peer sites. Some began to repackage portions of loans and offer them for sale to investors, which the SEC determined was the unregulated trade of securities. Lending Club registered last year and Pertuity Direct also is SEC registered.

Prosper is in the registration process and hopes to be fully operational soon. It has over 830,000 members and has funded $178 million in loans.

A FEW FINAL THINGS TO THINK ABOUT

If you're considering using a peer-to-peer site, it's wise to first educate yourself about the concept, the main players and thoroughly vet the sites you're considering.

The business is changing with new features and services being added all the time, creating the need for further investigation.

Sklar, the Lending Club investor, said he tracks the progress of his investment carefully and continually checks on the status of the company and its financial situation.

Peer-to-peer lending has attracted some very creative thinkers and that will feed innovation and rapid change, said Arnold, the credit card industry analyst and author.

It's an idea that's not suited for everyone, but then again, many consumers aren't comfortable with increasing interest on bank loans and credit cards, either.